UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Townsquare Media, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

892231-10-1
(CUSIP Number)

Robert Roderick
Managing Director
GE Capital Equity Holdings, LLC
201 Merritt 7
Norwalk, CT 06851
(203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 892231-10-1	13D	Page 2

1	NAME OF REPORTING PERSONS
GE Capital Equity Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,996,283 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
2,996,283 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
2,996,283 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.2% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
OO

(1)	Represents shares of Class A Common Stock of Townsquare Media, Inc. (the “Issuer”) issuable upon conversion of the 2,996,283 shares of Class C Common Stock directly owned by GE Capital Equity Holdings, LLC (“GECEH”). Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)	Assumes (i) all of the shares of Class C Common Stock owned by GECEH are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock. Percent of Class A Common Stock calculated based on 10,477,551 shares of Class A Common Stock outstanding as of May 9, 2016 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016), plus the number of shares of Class A Common Stock issuable to GECEH upon conversion of all of the shares of Class C Common Stock owned by GECEH.

CUSIP No. 892231-10-1	13D	Page 3

1	NAME OF REPORTING PERSONS
GE Business Financial Services, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
144,284 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
144,284 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
144,284 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO

(1)	Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 144,284 shares of Class C Common Stock directly owned by GE Business Financial Services, Inc. (“GEBFS”). Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)	Assumes (i) all of the shares of Class C Common Stock owned by GEBFS are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock. Percent of Class A Common Stock calculated based on 10,477,551 shares of Class A Common Stock outstanding as of May 9, 2016 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016), plus the number of shares of Class A Common Stock issuable to GEBFS upon conversion of all of the shares of Class C Common Stock owned by GEBFS.

CUSIP No. 892231-10-1	13D	Page 4

1	NAME OF REPORTING PERSONS
AN Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
117,572 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
117,572 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
117,572 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO

(1)	Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 117,572 shares of Class C Common Stock directly owned by AN Capital Corporation (“AN Capital”). Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)	Assumes (i) all of the shares of Class C Common Stock owned by Antares are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock. Percent of Class A Common Stock calculated based on 10,477,551 shares of Class A Common Stock outstanding as of May 9, 2016 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016), plus the number of shares of Class A Common Stock issuable to AN Capital upon conversion of all of the shares of Class C Common Stock owned by AN Capital.

CUSIP No. 892231-10-1	13D	Page 5

1	NAME OF REPORTING PERSON
GE Capital US Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,258,139 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
3,258,139 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
3,258,139 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.7% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO

(1)	Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 3,258,139 shares of Class C Common Stock in the aggregate directly owned by GECEH, GEBFS and AN Capital. GECEH, GEBFS and AN Capital are direct or indirect wholly-owned subsidiaries of GE Capital US Holdings, Inc. (“GE Capital-US”), and GE Capital-US is a beneficial owner of such shares. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)	Assumes (i) all of the shares of Class C Common Stock owned by GECEH, GEBFS and AN Capital are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock. Percent of Class A Common Stock calculated based on 10,477,551 shares of Class A Common Stock outstanding as of May 9, 2016 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016), plus the number of shares of Class A Common Stock issuable to GECEH, GEBFS and AN Capital upon conversion of all of the shares of Class C Common Stock owned by them.

CUSIP No. 892231-10-1	13D	Page 6

1	NAME OF REPORTING PERSON
General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Disclaimed (see row 11 below)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
Disclaimed (see row 11 below)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
Beneficial ownership of all shares disclaimed by General Electric Company

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Not applicable (see row 11 above)

14	TYPE OF REPORTING PERSON
CO

This Amendment No. 2 (“Amendment No. 2) amends the Schedule 13D filed August 4, 2014, as amended (the “Schedule 13D”), and is filed jointly by GE Capital Equity Holdings, LLC (“GECEH”), GE Business Financial Services Inc. (“GEBFS”), AN Capital Corporation (“AN Capital”), GE Capital-US Holdings, Inc. (“GE Capital-US”), and General Electric Company (“GE”) (each of GECEH, GEBFS, AN Capital, GE Capital-US and GE, a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

This Amendment No. 2 is filed jointly by  GE Capital Equity Holdings, LLC (formerly GE Capital Equity Holdings, Inc.) (“GECEH”), GE Business Financial Services Inc. (“GEBFS”), AN Capital Corporation (formerly Antares Capital Corporation) (“AN Capital”), GE Capital-US Holdings, Inc. (“GE Capital-US”), and General Electric Company (“GE”).  GECEH, GEBFS and AN Capital are either direct or indirect wholly-owned subsidiaries of GE Capital-US.  GE Capital-US is an indirect wholly-owned subsidiary of GE.  Each of GECEH, GEBFS, AN Capital, GE Capital-US and GE may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 11.  Since the filing of Amendment No. 1 to the Schedule 13D, the changes to the composition of the Reporting Persons were generally a result of the completion of the realignment and reorganization of the businesses of General Electric Capital Corporation (“GE Capital”), as previously announced publicly by GE.

The address of the principal executive offices of GECEH and AN Capital is 201 Merritt 7, Norwalk, CT 06851. The address of the executive offices of GEBFS is 500 Monroe St., Chicago, IL  60661.  The address of the principal executive office of GE Capital-US is 901 Main Ave., Norwalk, CT  06851.  The address of the principal executive office of GE is 3135 Easton Turnpike, Fairfield, CT 06828.  GECEH is a Delaware limited liability company. Each of GEBFS, AN Capital, and GE Capital-US is a Delaware corporation, and GE is a New York corporation.  The principal business activities of each of GECEH, GEBFS and AN Capital are various, including investing in and holding equity securities.  GE Capital-US offers a broad range of financial services and products.  GE is a global digital industrial company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive, and with products and services ranging from aircraft engines, locomotives, power generation and oil and gas production equipment to medical imaging, financing and industrial products.

As of June 3, 2016, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEH, GEBFS, AN Capital, GE Capital-US and GE (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), are set forth on Schedules A, B, C, D, and E respectively attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 2 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers.  If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On June 3, 2016, GECEH, GEBFS, AN Capital and ASF Radio, L.P. (“ASF”) entered into an agreement terminating the Stock Purchase Agreement entered into by them on August 14, 2015.  None of the shares of the Issuer owned by GECEH, GEBFS, or AN Capital were sold to ASF pursuant to the Stock Purchase Agreement.

As previously announced publicly, over a period of time, GE is implementing a plan to reduce the size of its financial services businesses through the sale of most of the assets of GE Capital, which include the Reporting Persons’ interests in the securities of the Issuer.  Any Reporting Person may dispose of some or all of its interest in the securities of the Issuer owned by it or acquired pursuant to conversion of Class C Common Stock, in the open market, in privately negotiated transactions, through derivative transactions, through public offerings upon exercise of the registration rights, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.  The Reporting Persons may discuss matters relating to the business and affairs of the Issuer with members of the Issuer’s management and board of directors, and other shareholders.  Each of the Reporting Persons may change its range of possible activities with respect to the Issuer from time to time.

The foregoing activities are subject to the restrictions included in the Registration Agreement and the Issuer’s Certificate of Incorporation, as applicable.

Item 5.	Interest in Securities of the Issuer.

(a)
The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2, as of June 3, 2016, are incorporated herein by reference.  As of June 3, 2016, GE Capital-US was the beneficial owner of 3,258,139 of shares of Class A Common Stock issuable upon conversion of the 3,258,139 shares of Class C Common Stock in the aggregate directly owned by GECEH, GEBFS and AN Capital, which represents 23.7% of the number of shares of Class A Common Stock outstanding based on (i) 10,477,551 shares of Class A Common Stock outstanding as of May 9, 2016 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016), plus (ii) the number of shares of Class A Common Stock issuable to GECEH, GEBFS and AN Capital upon conversion of the shares of Class C Common Stock owned by them).

Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes.

Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares of Class C Common Stock into an equal number of shares of Class A Common Stock.  In connection with the transfer of shares of Class C Common Stock, unless in connection with and prior to such transfer, the transferor or transferee sends a notice to the Issuer requesting that the shares of Class C Common Stock remain shares of Class C Common Stock immediately following such transfer, such transferred shares will automatically convert into an equal number of shares of Class A Common Stock.

Assuming (i) all of the shares of Class C Common Stock owned by GECEH, GEBFS and AN Capital are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock, the 3,258,139 shares of Class A Common beneficially owned by GE Capital-US as of June 3, 2016, would constitute approximately 7.4% of the aggregate voting power of all classes of the Issuer’s common stock outstanding (also based on 3,022,484 shares of Class B Common Stock outstanding as of May 9, 2016, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2016).

However, to the extent that such conversion or transfer, or any transfer of Class A Common Stock (whether or not in connection with any conversion) would result in the holder or transferee holding more than 4.99% of the aggregate voting power of all classes of the Issuer’s common stock issued and outstanding immediately following such conversion or transfer, the holder or transferee, respectively, is required first to deliver to the Issuer an ownership certification for the purpose of enabling the Issuer (i) to determine that such holder does not have an attributable interest in another entity that would cause the Issuer to violate applicable Federal Communications Commission (“FCC”) rules and regulations and (ii) to seek any necessary approvals from the FCC or the U.S. Department of Justice.  The Issuer is not required to convert any share of Class C Common Stock if the Issuer in good faith determines that such conversion would result in a violation of the Communications Act of 1934, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the rules and regulations promulgated under either.  In addition, prior to any transfer or conversion of Class C Common Stock, other than in connection with certain public sales, a holder of such stock is required to give the Issuer four business days notice of the transfer or conversion and provide any information reasonably requested by the Issuer to ensure compliance with applicable law.

The foregoing description of certain rights of, and restrictions on, the Class A Common Stock, Class B Common Stock, and Class C Common Stock are not, and do not purport to be, complete and are qualified in their entirety by reference to the text of the Issuer’s certificate of incorporation (“Certificate of Incorporation”), which is filed as Exhibit 2 to the Schedule 13D filed on August 4, 2014, and incorporated herein by reference.

To the Reporting Persons’ knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of June 3, 2016.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 2 and (ii) Item 5(a) hereof, in each case, as of June 3, 2016, are incorporated herein by reference.

(c)	Except for the termination described in Item 4 of this Amendment No. 2 (which is incorporated herein by reference), none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 11 hereto.  The information set forth in Items 4 and 5 of this Amendment No. 2 is incorporated herein by reference.  .

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

11	Joint Filing Agreement, by and among the Reporting Persons.*

12	Power of Attorney (GE Capital US Holdings, Inc.).*

13	Power of Attorney (General Electric Company).*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2016

GE CAPITAL EQUITY HOLDINGS, LLC

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Managing Director

GE BUSINESS FINANCIAL SERVICES INC.

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Vice President

AN CAPITAL CORPORATION

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Vice President

GE CAPITAL US HOLDINGS, INC.

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Exhibit Description

11	Joint Filing Agreement, by and among the Reporting Persons.*

12	Power of Attorney (GE Capital US Holdings, Inc.).*

13	Power of Attorney (General Electric Company).*

* Filed herewith.

SCHEDULE A

GE CAPITAL EQUITY HOLDINGS, LLC
DIRECTOR

Not applicable.

GE CAPITAL EQUITY HOLDINGS, LLC
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Anne M. Bortolot	GE Capital US Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851	Chief Risk Officer – Leverage Finance – GE Capital

Karen Austin	GE Capital US Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Vice President – GE Capital Equity Holdings, Inc.

Robert Roderick	GE Capital US Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851	Managing Director - GE Capital

Citizenship:  All U.S.A.

SCHEDULE B

GE BUSINESS FINANCIAL SERVICES, INC.
DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Gregory D. Cameron	GE Capital US Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851	Vice President – GE Capital

Citizenship:  U.S.A.

GE BUSINESS FINANCIAL SERVICES, INC.
EXECUTIVE OFFICER

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Robert Roderick	GE Capital US Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851	Managing Director – GE Capital

Citizenship: U.S.A.

2

SCHEDULE C

AN CAPITAL CORPORATION
DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Anne M. Bortolot	GE Capital US Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851	Chief Risk Officer – Leverage Finance – GE Capital

Citizenship:  U.S.A.

AN CAPITAL CORPORATION
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Anne M. Bortolot	GE Capital US Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851	Chief Risk Officer – Leverage Finance – GE Capital
Robert Roderick	GE Capital US Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851	Managing Director GE Capital

Citizenship:  All U.S.A.

3

SCHEDULE D

GE CAPITAL US HOLDINGS, INC.
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Robert C. Green	GE Capital US Holdings, Inc. 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer GE Capital

Keith S. Sherin	GE Capital US Holdings, Inc. 901 Main Avenue Norwalk, CT 06851	Chief Executive Officer GE Capital

Mark W. Midkiff	GE Capital US Holdings, Inc. 901 Main Avenue Norwalk, CT 06851	Chief Risk Officer GE Capital

Gregory D. Cameron	GE Capital US Holdings, Inc. 201 Main Avenue Norwalk, CT 06851	Vice President GE Capital

Citizenship: All U.S.A

GE CAPITAL US HOLDINGS, INC.
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Keith S. Sherin	GE Capital US Holdings, Inc. 901 Main Avenue Norwalk, CT 06851	Chairman of the Board President and Chief Executive - GE Capital

Robert C. Green	GE Capital US Holdings, Inc. 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer GE Capital

Daniel C. Janki	GE Capital US Holdings, Inc. 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation - GE Capital

Mark W. Midkiff	GE Capital US Holdings, Inc. 901 Main Avenue Norwalk, CT 06851	Chief Risk Officer GE Capital

4

SCHEDULE D

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Walter F. Ielusic	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Controller – General Electric Company
James M. Waterbury	GE Capital US Holdings, Inc. 901 Main Avenue Norwalk, CT 06851	Senior Vice President and General Counsel – GE Capital
Richard A. Laxer	GE Capital US Holdings, Inc. 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer, GE Capital International

Citizenship: All U.S.A

5

SCHEDULE E

GENERAL ELECTRIC COMPANY
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Sébastien M. Bazin	Tour Séquana 82 rue Henri Farmna CS 20077, 92445 Issy-les-Moulineaux	Chairman & CEO, AccorHotel

W. Geoffrey Beattie	Generation Capital 17 Prince Arthur Avenue Third Floor Toronto, Canada M5R1B2	Chief Executive Officer, Generation Capital

John J. Brennan	The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	Chairman Emeritus and Senior Advisor, The Vanguard Group, Inc. (global investment management)

Francisco D’Souza	Cognizant Technology Solutions Corporation Glenpointe Centre West 50 Frank W. Burr Blvd. Teaneck, NJ 07666	Chief Executive Officer, Cognizant Technology Solutions Corporation (global information technology, consulting and business process outsourcing)

Marijn E. Dekkers	c/o Perspecta Trust 1 Liberty Lane, Suite 100 Hampton, NH 03842	Chairman of the Board, Unilever

Susan J. Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Room 76-461 Cambridge, MA 02139	President Emerita and Professor of Neuroscience, Massachusetts Institute of Technology

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

Andrea Jung	Grameen America 150 West 30th St., 8th Floor New York, NY 10001	President and CEO, Grameen America (nonprofit microfinance organization)

6

SCHEDULE E

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Robert W. Lane	John Hancock Center 875 N. Michigan Avenue Suite 3940 Chicago, IL 60611	Former Chairman of the Board and Chief Executive Officer, Deere & Company (agricultural, construction and forestry equipment)

Rochelle B. Lazarus	Ogilvy & Mather Worldwide 636 11th Avenue New York, NY 10036-2010	Chairman Emeritus of the Board and former Chief Executive Officer, Ogilvy & Mather Worldwide (global marketing communications company)

Lowell C. McAdam	Verizon Communications 1095 Avenue of the Americas New York, NY 10036-2010	Chairman and Chief Executive Officer, Verizon Communications

James J. Mulva	P.O. Box 940847 Houston, Texas 77094	Retired Chairman of the Board and Chief Executive Officer, ConocoPhillips (international integrated energy company)

James E. Rohr	The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, PA 15222-2707	Former Chairman of the Board and Chief Executive Officer, The PNC Financial Services Group, Inc. (financial services)

Mary L. Schapiro	Promontory Financial Group LLC The Office of Mary Schapiro 801 17th Street, NW 11th Floor Washington, DC 20006	Vice Chair, Advisory Board of Promontory Financial Group (consulting firm)

James S. Tisch	Loews Corporation 667 Madison Avenue New York, NY 10065-8087	President and Chief Executive Officer, Loews Corporation (diversified holding company)

Citizenship:
Sébastien .M. Bazin	French
W. Geoffrey Beattie	Canada
Marijn E. Dekkers	Dutch & USA
Andrea Jung	Canada
All Others	U.S.A.

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SCHEDULE E

GENERAL ELECTRIC COMPANY
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer

Jeffrey S. Bornstein	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Chief Financial Officer

Elizabeth J. Comstock	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman, Business Innovations

Alexander Dimitrief	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Secretary and General Counsel

Jan R. Hauser	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller & Chief Accounting Officer

Susan P. Peters	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Human Resources

John G. Rice	General Electric Company Room 3303-3308, 33rd Floor One Exchange Square Hong Kong	Vice Chairman of General Electric Company; President & CEO, Global Growth & Operations

Keith S. Sherin	General Electric Company 901 Main Avenue Norwalk, CT 06851	Vice Chairman of General Electric Company; Chairman & CEO, GE Capital

Citizenship:  All U.S.A.

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